Exhibit 99.1

FOR FURTHER INFORMATION:
AT INVESTOR RELATIONS INTL:
Haris Tajyar
Managing Partner
Ph: 818-382-9702
htajyar@irintl.com

FOR IMMEDIATE RELEASE
NOVEMBER 21, 2006
LJ INTERNATIONAL INC. ANNOUNCES FILING OF
A UNIVERSAL SHELF REGISTRATION STATEMENT WITH SEC
Hong Kong and Los Angeles, November 21, 2006 — LJ International Inc. (LJI) (Nasdaq: JADE), one of the fastest growing jewelry companies in the world, particularly across China, today announced that it has filed a Universal Shelf Registration Statement on Form F-3 with the Securities and Exchange Commission (SEC).
Upon being declared effective by the SEC, this Universal Shelf Registration Statement will allow LJI to sell, in one or more public offerings, common stock or warrants, or any combination of such securities for proceeds in an aggregate amount of up to $100 million. The terms of any offering, including the type of securities involved, will be established at the time of sale.
This Universal Shelf Registration Statement will allow LJI, subject to market conditions and the Company’s capital needs, to access the capital markets to support its accelerated growth strategy, which includes potential acquisitions, business combinations or industry partnerships, as well as general working capital and the repayment or reduction of its short-term liabilities.
A registration statement on Form F-3 relating to these securities has been filed with the SEC, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any offer of these securities will be made solely by means of the prospectus included in the registration statement and any prospectus supplement that may be issued with respect to such offering.

To be added to LJI’s investor list, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO national jewelry chain stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.